SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
SB Partners .................................................................................................................. (Name of the Issuer)
SB Partners SB Partners Real Estate Corporation .................................................................................................................. (Name of Persons Filing Statement)
Units of Limited Partnership Interest .................................................................................................................. (Title of Class of Securities)
None .................................................................................................................. (CUSIP Number of Class of Securities)

John H. Zoeller
Chief Financial Officer
SB Partners
P.O. Box 647, Wilton, CT  06897
(203) 283-9593
..................................................................................................................
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction [  ]

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE REVERSE SPLIT; PASSED UPON THE MERITS OR FAIRNESS OF THE REVERSE SPLIT; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13e-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$[116,464.50]	$[23.30]

* For purposes of calculating the fee only.  This amount assumes the acquisition by SB Partners  of [4,313.5] units of limited partnership interest from unit holders in connection with the transaction to which this Schedule 13e-3 relates, for consideration equal to $27.00 per unit.

** Determined pursuant to Rule 0-11(b)(1) as $[116,464.50] multiplied by 0.0000558 (1/50th of one percent).

[  ] Check the box if any part of the fee is offset as provided by and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...................................................................................
Form or Registration No.: ..................................................................................
Filing Party: ..................................................................................................
DATE FILED: ....................................................................................................

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13e-3 (this “Schedule 13e-3”) is being filed by SB Partners, a New York limited partnership (the “Partnership”), and its general partner, SB Real Estate Corporation, a New York corporation (the “General Partner”), in connection with a 1-for-20 reverse split (“Reverse Split”) of the Partnership’s units of limited partnership interest (“Units”).   Where it is necessary for clarity to distinguish between Units existing before and after the effectiveness of the Reverse Split, Units existing immediately prior to the effectiveness of the Reverse Split will be referred to as “Old Units,” and Units existing immediately after the effectiveness of the Reverse Split will be referred to as “New Units.”

As a result of this Reverse Split, (a) each limited partner owning fewer than 3.7 Old Units (having a fair value of approximately $100) immediately before the effective time of the Reverse Split will receive $27.00 in cash, without interest, for each Old Unit owned by such limited partner immediately prior to the Reverse Split and will no longer be a limited partner of the Partnership; and (b) each limited partner holding 3.7 or more Old Units immediately before the effective time of the Reverse Split will have New Units equivalent to the total Old Units held divided by 20, with each partial New Unit to be paid in cash at $540.00 per New Unit, which is equivalent to $27.00 per Old Unit.  Based upon the Partnership’s analysis, it expects to pay a maximum of approximately $116,464.50 to its limited partners in the aggregate in connection with the Reverse Split.

Limited partners owning at least 3.7 Old Units (having a fair value of approximately $100) and who are “accredited investors,” as defined under Rule 501 of Regulation D, as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), will be offered the chance to purchase the additional fractional Unit interest necessary to round-up to the next whole New Unit.  The purchase price for such “round up” Unit interests will be $27.00 per Old Unit, which is equivalent to $540.00 per New Unit.  Eligible limited partners electing to purchase “round up” unit interests will not be entitled to receive any cash.

The primary effect of the Reverse Split will be to reduce the Partnership’s total number of record holders below 300 persons by fully cashing out any limited partners with fewer than 3.7 Old Units (equivalent to a fair value of approximately $100). This will allow the Partnership to suspend its reporting obligations under Section 15(d) of the Exchange Act of 1934 (the “Exchange Act”).

Item 1.  Summary Term Sheet

The following summary briefly describes the material terms of the Reverse Split.   A more detailed description of these terms is included in Item 4 below.

Information About the Reverse Split

•
The Board of Directors of the General Partner has authorized a 1-for-20 reverse split of the Partnership’s Units.  The Reverse Split is expected to become effective as of the start of business on December 15, 2011.

•
The Partnership will not issue fractional New Units in connection with the Reverse Split.  Instead, limited partners will be entitled to receive cash consideration for fractional New Units resulting from the Reverse Split.

•
The Board of Directors of the General Partner has determined that the cash consideration to be paid for fractional New Units resulting from the Reverse Split will be $27.00 per Old Unit, which is equivalent to $540.00 per New Unit, and which amount the Board of Directors believes to represent a fair value for the Partnership’s Units.

•
Upon the effectiveness of the Reverse Split, each limited partner holding less than 3.7 Old Units will receive $27.00 in cash, without interest, for each Old Unit owned by such limited partner immediately prior to the Reverse Split and will no longer be a limited partner of the Partnership, and each limited partner holding 3.7 or more Old Units immediately before the effective time of the Reverse Split will have New Units equivalent to the total Old Units held divided by 20, with any resulting partial New Unit to be paid in cash at $540.00 per New Unit, which is equivalent to $27.00 per Old Unit, if the round up option described below is not elected.

•
To enable limited partners holding Old Units valued at approximately $100 or more (i.e, at least 3.7 Old Units, valued at $27.00 per Unit) at the effective time of the Reverse Split to avoid the involuntary sale of their fractional Units and continue as limited partners, the Partnership will offer a limited opportunity to such limited partners to purchase the additional incremental Unit interest necessary to “round up” to the next whole New Unit.  Such “round up” interests will be offered at a price equal to the fair value of the Units as determined by the Board of Directors of the General Partner, i.e., $27.00 per Old Unit, or $540.00 per New Unit.  Eligible limited partners purchasing “round up” interests will not be entitled to receive any cash for their fractional New Unit interests resulting from the Reverse Split.  Only “accredited investors” (as defined under Rule 501 of Regulation D) will be permitted to “round up.”

•
Limited partners holding at least 3.7 but less than 20 Old Units at the effective time of the Reverse Split can elect either to retain their limited partnership interest, provided that they qualify as “accredited investors,” by purchasing the additional incremental New Unit interest necessary to “round up” to one whole New Unit, or to exit the Partnership and receive a cash payment equal to $27.00 per Old Unit held.

•
Limited partners holding at least 20 Old Units at the effective time of the Reverse Split will remain limited partners, and will receive cash consideration for any fractional New Units resulting from the Reverse Split unless they qualify as “accredited investors” and purchase the additional incremental New Unit interest necessary to “round up” to the next whole New Unit.

•
SRE Clearing Services Corporation (“SRE Clearing”) currently holds 2,721.5 Units of limited partnership interest, representing approximately 35% of the outstanding Old Units.  SRE Clearing has advised that it does not intend to “round up.”  If it does not “round up,” following the Reverse Split, SRE Clearing will own 136 New Units, representing between approximately 33% and 79% of the outstanding New Units, depending on the number of other eligible limited partners purchasing “round up” interests.

•
The General Partner currently holds one Unit, representing 0.013% of the outstanding Old Units.  To allow the General Partner to continue to hold a whole Unit following the Reverse Split, the Board of Directors has determined that the General Partner will be permitted to purchase the additional incremental Unit interest sufficient to “round up” to one whole New Unit.  The General Partner intends to “round up,” and after the Reverse Split will own between approximately 0.24% and 0.58% of the outstanding New Units, depending on the number of eligible limited partners purchasing “round up” interests.

•
Limited partners remaining after the Reverse Split will continue to receive certain information about the Partnership, including audited annual financial statements, as required by the terms of the Partnership’s Limited Partnership Agreement.

Purposes of and Reasons for the Reverse Split

•
The Partnership currently has 2,703 limited partners.  The Reverse Split will result in a reduction in the number of limited partners to less than 300, enabling the Partnership to suspend its reporting obligations under Section 15(d) of the Exchange Act.

•
The Partnership believes it will realize significant cost savings by the elimination of most of the expenses relating to the disclosure, reporting and compliance requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and other accounting, legal, printing and other miscellaneous costs associated with being a reporting entity, which the Partnership estimates to be a minimum of approximately $173,900 per year.

•
The Partnership intends to file a Form 15 with the Securities and Exchange Commission (the “SEC”) to deregister its Units as soon as possible after completion of the Reverse Split. Upon filing the Form 15, the Partnership’s obligations to file periodic and current reports under the Exchange Act will be immediately suspended.  Deregistration of the Units will be effective 90 days after the filing of the Form 15 unless the SEC denies the suspension (because it believes the certification is incorrect or improper).

•
Upon deregistration of the Units, the Partnership will no longer be a public reporting company.  It will not be required to file periodic and current reports with the SEC in the future unless it subsequently files another registration statement under the Securities Act or again has record holders of Units in excess of 300.

•
The Reverse Split will reduce management time spent on compliance and disclosure matters attributable to the Partnership’s Exchange Act filings and requirements, and will therefore enable management to focus on managing the Partnership’s business and growing Unitholder value.

•	The trading activity and liquidity of the Units is already extremely limited, and the Partnership believes it will not be significantly affected it if becomes a non-reporting entity.

•
The Reverse Split is being proposed because the Board of Directors of the General Partner has concluded, after careful consideration, that the costs and other disadvantages associated with being an SEC-reporting entity outweigh the advantages associated with being an SEC-reporting entity and that the Reverse Split currently constitutes the most expeditious, efficient, cost-effective and fair method to convert the Partnership from a public reporting company to a non-public, non-reporting entity.

Effects of the Transaction

•
The Partnership expects that the number of its limited partners will be reduced below 300, which will allow it to suspend its reporting obligations under the Exchange Act. Suspension of the Partnership’s Exchange Act reporting obligations will allow the Partnership to eliminate most of the expenses related to the disclosure, reporting and compliance requirements of the Sarbanes-Oxley Act.

•
Units held by a limited partner owning fewer than 20 Old Units immediately prior to the effective time of the Reverse Split will be converted into the right to receive $27.00 in cash, without interest, per Old Unit or to elect to purchase sufficient Units to round up as previously described.

•
Units held by a limited partner owning 20 Units or more immediately prior to the effective time of the Reverse Split will be converted into one or more whole New Units after completion of the Reverse Split, with any fractional New Unit interest remaining converted into the right to receive $27.00 in cash, without interest, per Old Unit.

•
Since the Partnership’s obligation to file periodic and other filings with the SEC will be suspended, its continuing limited partners will have access to less information about the Partnership, its business, operations and financial performance.

•
Based on information as of the filing date, upon the effectiveness of the Reverse Split, the Partnership estimates that the number of Units outstanding will change from 7,753 Old Units (equivalent to 387.6 New Units) to between approximately 3,640 and 4,983.5 Old Units (equivalent to 173 and 409 New Units, respectively), and that the ownership percentage of the Units held by affiliates of the Partnership and its General Partner will change from approximately 35% to between approximately 34% and 79%, depending on the number of eligible limited partners purchasing “round up” interests.

•
The Reverse Split was authorized by a unanimous vote of the Board of Directors of the General Partner, which has reasonably determined that the Reverse Split is fair to and in the best interests of the unaffiliated limited partners. All of the members of the Board of Directors are executive officers of the General Partner and are involved in the management of the Partnership.  None of the executive officers or directors of the General Partner owns any Units.  The Board has not obtained an independent fairness opinion in connection with the Reverse Split.

Unavailability of Dissenters’ Rights

•	The Partnership’s limited partners are not entitled to appraisal or dissenter’s rights under either the Limited Partnership Agreement or New York law.

Material United States Federal Income Tax Consequences

•	The Partnership will not recognize any gain, loss or deduction for federal income tax purposes as a result of the Reverse Split.

•
Limited Partners who receive cash in connection with the Reverse Split will generally recognize a capital gain or loss, depending on the tax basis of their Units, provided the Units have been held as a capital asset.

•	Limited partners who receive only New Units will not recognize gain or loss, and will have the same aggregate tax basis and holding period for their New Units as they had for their Old Units.

Unclaimed Property Laws

•	All cash amounts payable to limited partners in lieu of fractional Units that remain unclaimed will be subject to applicable state laws regarding abandoned property.

SPECIAL FACTORS

PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP

Purposes of and Reasons for the Reverse Split.

The Partnership was formed in 1971 to acquire, operate and hold for investment a varying portfolio of real estate interests.  The principal objectives of the Partnership are, first, to obtain capital appreciation through equity investments in real estate; second, to generate cash available for distribution, a portion of which may not be currently taxable; and third, to the extent still permitted under the Internal Revenue Code of 1986, as amended (the “Code”), to generate tax losses which may offset the limited partners' income from the Partnership and certain other sources.

The Partnership made an initial public offering of the Units in 1971.  Since that time, the Partnership has been required to file annual and other period reports with the SEC and otherwise comply with the filing and reporting requirements imposed on reporting companies under the Exchange Act.

The Partnership incurs significant direct and indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on reporting companies.  The cost of this compliance has increased significantly with the implementation of the provisions of Sarbanes-Oxley Act of 2002.  In the second quarter of 2011 the Partnership became required to comply with SEC’s interactive data disclosure rules, which has increased its reporting costs further.

The Partnership currently has 2,703 limited partners, holding an aggregate of 7,753 Units.  The General Partner holds one Unit representing 0.013% of the outstanding Units, and SRE Clearing, an affiliate of the General Partner, holds 2,721.5 Units, representing 35.1% of the outstanding Units.  None of the executive officers or directors of the General Partner or its parent, Sentinel Holding Corp., own any Units.

The Partnership services a large number of limited partners holding small interests.  Currently, 2,464 of the Partnership’s limited partners hold less than 3.7 Units, valued at less than $100.  The on-going costs to the Partnership of servicing these partnership accounts, including maintaining limited partner records, preparation of K-1’s, mailing and other administrative costs, are significant.

The Units have never been listed on a national securities exchange, and there is no established market for the Units.  The only transfers of Units recorded by the Partnership in the past five years have been transfers resulting from the death or estate planning activities of existing limited partners, and limited purchases of Units by SRE Clearing, made at the request of and as an accommodation to selling limited partners from time to time.

Because of the Partnership’s small size, and the lack of an active market for the Units, the Board of Directors of the General Partner concluded that the costs of remaining a reporting company outweigh any benefit being derived by the Partnership by virtue of its status as a reporting company.  The General Partner estimates that annual savings resulting from the suspension of the Partnership’s reporting obligations and a reduction in the number of limited partners to below 300 would exceed $170,000.

Estimated Annual Savings After Reverse Split
Audit and tax fees	$48,000
SEC filing costs	$2,400
SEC XBRL consulting	$15,000
Investor Services and record maintenance	$83,000
Legal	$10,500
Printing	$15,000
TOTAL:	$173,900

The primary purpose of the Reverse Split is to achieve savings in expenses and in management time that are associated with reporting obligations under the Exchange Act and management of a large number of limited partner accounts.   If the Partnership is able to reduce the number of limited partners below 300, the Partnership would both reduce the administrative expense and burden of administering a large number of limited partnership accounts, and be permitted to suspend its filing obligations under the Exchange Act.

           After reviewing the Partnership’s records, the Board of Directors of the General Partner determined that a reverse split in which one New Unit would be issued in exchange for 20 Old Units would reduce the number of limited partners to no more than 240, allowing the Partnership to suspend its reporting obligations, and would also increase the per-Unit value to over $500.

Although many of the aforementioned factors have existed for some time, the costs of being an SEC reporting company have continued to increase at the same time the Partnership has experienced shrinking revenues and difficulty obtaining financing as a result of the slowing economy.  The real estate market in which the Partnership operates has continued to suffer through one of its worst debt crises.  The Partnership was in default under its $22 million unsecured credit facility from its extended maturity date of February 2009 until April 2011, when it partially paid down the loan and executed a new loan agreement precluding the Partnership from making distributions to its limited partners and imposing other restrictions on the Partnership’s use of cash.  Prior to that, the Partnership had not declared a cash distribution since 2007, in order to try to build cash reserves to respond to future capital needs.  The current convergence of increased SEC reporting company costs with the Partnership’s negative financial condition has caused the Partnership to undertake the Reverse Split at the present time.

 Alternatives to the Reverse Split Considered.

 In making the determination to authorize the Reverse Split, the Board of Directors of the General Partner considered the feasibility of alternatives to the Reverse Split as described below.  Each of the below alternatives was ultimately rejected because of its disadvantages.

Issuer or Affiliate Tender Offer.  The Board of Directors considered the feasibility of a cash tender offer by either the Partnership, or an affiliate of the General Partner, to repurchase the Units held by the Partnership’s unaffiliated limited partners.  The Board considered that the primary advantage of such a transaction would be that the sale of the Units would be a voluntary decision of each limited partner.  However, given the voluntary nature of such a transaction, there could be no assurance that the transaction would result in a sufficient number of Units being tendered so as to reduce the number of holders of record to below 300.

Recognition Through a Cash-Out Merger.  The alternative available to the Board of Directors which was most similar to the Reverse Split was coordinating a cash-out merger.  In order to effect a cash-out merger, the Partnership’s insiders (its General Partner and affiliates) would contribute their Units in the Partnership to form an acquisition entity which would merge into the Partnership.  As a result of the merger, the Units (other than Units owned by the Partnership’s insiders) would be converted into the right to receive cash.  The Board of Directors concluded that the Reverse Split was a better alternative since it (i) requires significantly less cash, (ii) allows unaffiliated limited partners of more than 3.7 Units the opportunity to remain limited partners, (iii) does not require the formation of a new entity, (iv) allows the Partnership to avoid the regulatory issues and approvals associated with the merger of the Partnership into another entity, and (v) does not trigger dissenters’ rights as a cash-out merger would.

Maintaining the Status Quo.  The Board of Directors also considered maintaining the status quo. In that case, the Partnership would continue to incur the expenses of being an SEC reporting company and maintaining over 2,700 limited partnership accounts (estimated to be over $170,000 in 2012) without enjoying the benefits traditionally associated with SEC reporting company status.  The Board considered that the Partnership’s continued payment of these substantial expenses without material benefit to the Partnership would be detrimental to both the Partnership and its limited partners.

 Effects of the Reverse Split on Limited Partners and the Partnership.

The effects of the Reverse Split on the limited partners and the Partnership are discussed below.

Effects on unaffiliated limited partners holding less than 3.7 Units

On the effectiveness of the Reverse Split, limited partners holding less than 3.7 Old Units will have less than one New Unit, and will not be offered the option to “round up.”  Such limited partners will not continue as limited partners, and instead will receive a cash payment equivalent to the value of any such fractional Unit interest at a price of $27.00 per Old Unit held.

The benefits and disadvantages of the Reverse Split to this group of limited partners cannot be quantified, but the primary detriment of the Reverse Split to this group is its involuntary nature, as it will result in the involuntary sale of Old Units at the $27.00 per Old Unit value determined by the Board of Directors.  The primary benefit of the Reverse Split to this group is that it allows these limited partners to liquidate their interest in the Partnership without incurring transaction costs.  Given the absence of a market for the Units, such limited partners may otherwise be forced to continue to hold their Units, and be subject to the burdensome tax reporting requirements of ownership of a limited partnership interest, for the indefinite future.

Effects on unaffiliated limited partners holding between 3.7 and 20 Units

On the effectiveness of the Reverse Split, limited partners holding at least 3.7 but less than 20 Old Units will have less than one New Unit, and will be offered the opportunity to “round up,” provided they qualify as “accredited investors” (as defined under Rule 501 of Regulation D).  Such limited partners electing to “round up” will continue to hold one New Unit, and will remain limited partners of the Partnership.  Such limited partners who do not elect or who are not eligible to “round up” will not continue as limited partners, and instead will receive a cash payment equal to $27.00 per Old Unit held.

The benefits and disadvantages of the Reverse Split to this group of limited partners cannot be quantified, but the primary detriment of the Reverse Split to this group is that unless they qualify as “accredited investors” and “round up” their Unit interest by purchasing the additional Unit interest necessary to hold one whole New Unit following the Reverse Split, at the $27.00 per Unit price, the Reverse Split will result in their holdings being cashed out at the $27.00 per Unit value determined by the Board of Directors.  The primary benefit of the Reverse Split to limited partners in this group that, subject to their qualification as “accredited investors” and ability to pay the necessary purchase price (which price would depend on their existing Unit ownership, but in any event would be less than $540), it allows them to choose whether to remain invested in the Partnership or to liquidate their interest.  These limited partners essentially get to choose whether to be a buyer or seller of Units at a price of $27.00 per Unit.  Continuing limited partners may experience a possible decline in the price at which they may sell the Units and an increase in their respective ownership percentages of Units, and will have less access to information about the Partnership’s operations and financial results than is currently available to the general public, although the Partnership plans to continue to provide audited annual financial statements and other information to its limited partners as required by its Agreement of Limited Partnership.  For those choosing to liquidate their ownership or otherwise unable to “round up,” the Reverse Split provides for a sale of their Units without brokerage or other transaction costs.  In the absence of this opportunity, given the absence of a market for the Units, such limited partners may otherwise be forced to continue to hold their Units, and be subject to the burdensome tax reporting requirements of ownership of a limited partnership interest, for the indefinite future.

Effects on unaffiliated limited partners holding more than 20 Units

On the effectiveness of the Reverse Split, limited partners holding at least 20 Old Units will continue as limited partners and, provided they qualify as “accredited investors” (as defined under Rule 501 of Regulation D), will have the option to “round up” any fractional New Unit interest resulting from the Reverse Split to the next whole New Unit, or receive a cash payment equivalent to the value of any such fractional New Unit interest based on a price of $27.00 per Old Unit held.

The benefits and disadvantages of the Reverse Split to this group of limited partners cannot be quantified, but the primary detriment of the Reverse Split to this group is that it will result in the involuntary sale of any fractional Units resulting from the Reverse Split, unless such holders qualify as “accredited investors” and “round up” such fractional Units by purchasing the necessary additional incremental Unit interest, at a price of $27.00 per Old Unit, and that the Reverse Split requires that they continue as limited partners and does not allow them the opportunity to liquidate their full interest in the Partnership.  Continuing limited partners may experience a possible decline in the price at which they may sell the Units and an increase in their respective ownership percentages of Units, and will have less access to information about the Partnership’s operations and financial results than is currently available to the general public, although the Partnership plans to continue to provide audited annual financial statements and other information to its limited partners as required by its Agreement of Limited Partnership. The primary benefit of the Reverse Split to this group is that it allows these limited partners to elect to liquidate a portion of their interest in the Partnership without incurring transaction costs, while retaining some ownership interest in the Partnership, which expects to enjoy a reduction in expenses of at least $170,000 per year following the Reverse Split as a result of the reduction of its limited partners to below 300 and suspension of its SEC reporting requirements.

The Partnership may or may not provide limited partners with information they request that it is not required by law to provide.  The Reverse Split will not affect the rights of the continuing limited partners under New York laws and the Agreement of Limited Partnership to obtain certain information from the Partnership.

Effects on affiliated limited partners

The General Partner and its affiliate, SRE Clearing, hold Units in the Partnership.  The affiliated limited partners are treated identically to unaffiliated limited partners in the Reverse Split, except as otherwise stated below.

1.              SRE Clearing Services Corporation

SRE Clearing currently holds 2,721.5 Old Units, representing 35.1% of the outstanding Units.  If it does not “round up,” following the Reverse Split, SRE Clearing will have 136 New Units, representing between 33.3% and 78.6% of the outstanding New Units, depending on the number of other eligible limited partners electing to purchase “round up” interests.  SRE Clearing’s interest in the earnings and net book value of the Partnership would change correspondingly, from 35.1% before the Reverse Split, to between 33.3% and 78.6% after the Reverse Split, depending on the number of eligible limited partners electing to “round up.”   If all eligible limited partners were to “round up”, SRE Clearing’s interest in the Partnership’s net book value and net earnings would decrease to 33.3%; if no eligible limited partners were to “round up,” it would increase to 78.6%.  SRE Clearing has advised that it does not plan to “round up,” and will not make any recommendation to other limited partners, either favorable or unfavorable, as to the advisability of exercising the “round up” purchase option.

2.              The General Partner

The General Partner currently holds one Old Unit, representing 0.013% of the outstanding Units.  The Board has determined that in order to permit the General Partner to continue to hold one Unit following the Reverse Split, the General Partner will be permitted to purchase the Unit interest necessary to “round up” to one whole New Unit following the Reverse Split.  The General Partner will exercise the “round up” option, and pay the Partnership $513 to “round up” to one whole New Unit.  Following the Reverse Split, the General Partner will hold one New Unit, representing between 0.24% and 0.58% of the outstanding New Units.  The General Partner’s interest in the earnings and net book value of the Partnership will change correspondingly, from 0.013% before the Reverse Split to between 0.24% and 0.58% after the Reverse Split, depending on the number of eligible limited partners electing to purchase “round up” interests.  If all of the eligible limited partners “round up,” the General Partner’s interest in the Partnership’s net book value and net earnings will decrease to 0.24%; if no eligible limited partners “round up,” it will increase to 0.58%.  The General Partner will not make any recommendation to limited partners, either favorable or unfavorable, as to the advisability of exercising the “round up” option.

Effects on the Partnership

The Partnership currently has 7,753 Old Units outstanding, held by a total of 2,703 limited partners.  Of those limited partners, 2,464 hold less than 3.7 Old Units, and will exit the Partnership following the Reverse Split.  A total of 240 limited partners will be offered the option to “round up,” subject to the eligibility requirements of the offering.  If no limited partners were to successfully “round up,” following the Reverse Split the Partnership would have 172 New Units outstanding, held by a total of 25 limited partners.  If all eligible limited partners were to successfully “round up,” following the Reverse Split the Partnership would have 408 New Units outstanding, held by a total of 240 limited partners.

	Units Outstanding	No. of Limited Partners
Current	7,753	2,703
Post-Split, assuming no “round up”	172	25
Post-Split, assuming full “round up”	408	240

Although the Partnership will thereafter no longer be subject to the provisions of the Exchange Act, it expects that its business and operations will continue in substantially the same manner as they are presently conducted.  The General Partner will not change due to the Reverse Split.  As the Partnership is a limited partnership and by its nature is managed by its General Partner and does not elect directors, hold annual meetings or regularly submit matters to limited partner vote, it is not expected that the suspension of its Exchange Act reporting requirements will significantly impact the management of the Partnership or its relationship with its limited partners.  The Partnership expects to realize time and cost savings as a result of the suspension of its reporting requirements, and intends to invest those savings in other areas of its business operations.

Material U.S. Federal Income Tax Consequences of the Reverse Split

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split on the Partnership and its limited partners.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury regulations promulgated thereunder, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described herein, possibly on a retroactive basis.  This summary only addresses limited partners who hold their Units as a capital asset and are either: (1) a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (a) the administration of the trust is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) a valid election is in effect under applicable Treasury regulations to be treated as a United States person.  This summary does not apply to a limited partner that is a member of a special class of holders subject to special rules, including, without limitation, financial institutions, regulated investment companies, real estate investment trusts, holders who are dealers in securities or foreign currency, traders in securities that elect to use a market-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, holders that received their Units pursuant to the exercise of employee stock options or otherwise as compensation, persons liable for alternative minimum tax, limited partners who hold their Units as part of a hedge, straddle, conversion, constructive sale or other integrated transaction, or limited partners whose functional currency is not the U.S. dollar.  In addition, this summary does not address the tax consequences of the Reverse Split arising under the unearned income Medicare contribution tax or under the laws of any foreign, state or local jurisdiction or any U.S. federal tax consequences other than federal income taxation, including any U.S. federal estate or gift tax consequences.  The discussion below neither binds nor precludes the Internal Revenue Service (the “IRS”) from adopting a position contrary to that expressed below, and the Partnership cannot assure holders that such a contrary position could not be asserted successfully by the IRS and adopted by a court if the position were litigated.

Federal Income Tax Consequences to Limited Partners.

A limited partner who receives cash and does not thereafter, directly or constructively, own any New Units will generally recognize a capital gain or loss upon the Reverse Split, provided the Old Units have been held as a capital asset.  Capital gain or loss will be equal to the difference between the cash received and the limited partner's basis for the Units, and will be a long-term capital gain or loss if the Units have been held for the required holding period.

A limited partner who receives only New Units will not recognize any gain or loss. The aggregate tax basis and holding period in New Units will be the same as for the Old Units exchanged therefor.

A limited partner who rounds up to a whole New Unit will not recognize any gain or loss, and will have a basis in the New Units equal to his or her basis in the Old Units plus $27.00 per 1/20 Old Unit acquired in order to round up.

A limited partner who receives cash and continues to hold one or more New Units will generally recognize a capital gain or loss upon the Reverse Split, provided the Units have been held as a capital asset.  Capital gain or loss will be equal to the difference between the cash received and the limited partner's basis for the Units cancelled in connection with the Reverse Split, and will be a long-term capital gain or loss if the Units have been held for the required holding period.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT IS GENERAL IN NATURE AND DOES NOT INCLUDE ALL CONSEQUENCES TO EVERY LIMITED PARTNER UNDER FEDERAL, STATE, LOCAL, OR FOREIGN TAX LAWS. EACH LIMITED PARTNER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE REVERSE SPLIT.

Federal Income Tax Consequences to the Partnership.

The Partnership generally should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Reverse Split.

FAIRNESS OF THE REVERSE SPLIT

The Partnership and the General Partner reasonably believe that the Reverse Split is fair to unaffiliated limited partners.

The Board of Directors of the General Partner has reviewed and considered the terms, purposes, alternatives and effects of the Reverse Split and has unanimously determined that the Reverse Split is in the Partnership’s bests interest, and is substantively and procedurally fair to, and in the best interest of, each differently-impacted group of unaffiliated limited partners.

All of the members of the Board of Directors of the General Partner are executive officers of the General Partner and are involved in the management of the Partnership.  In evaluating the fairness of the Reverse Split, the Board did not receive any report, opinion or appraisal from any outside party, nor did it employ the advice of an unaffiliated representative to act solely on behalf of the unaffiliated limited partners either for the purpose of structuring the Reverse Split, including a determination of the price to be paid for fractional Units, or for the purpose of preparing a report concerning its fairness.  The Board determined that the cost of obtaining an appraisal or fairness opinion, or of retaining an unaffiliated representative, was not warranted in light of the considerable expense of such an appraisal or fairness opinion in relation to the expected cash payments to be made in connection with the Reverse Split.  The Board believes that that Reverse Split is procedurally fair in the absence of such steps in light of (i) rights given to limited partners holding aggregate Units valued at approximately $100 or more to “round up,” effectively allowing them to choose to be a buyer or a seller of fractional Units at the Unit price established by the Board of Directors, (ii) the fact that, with the exception of the General Partner, which will be afforded the opportunity to “round up” to one full New Unit upon payment of the required purchase price notwithstanding its current ownership of less than 3.7 Old Units, the Reverse Split does not distinguish between affiliated and unaffiliated limited partners and treats each the same; and (iii) and the fact that the Reverse Split involves no change in the control of either the General Partner or the Partnership.  Notwithstanding the possibility that limited partners’ respective beneficial ownership interest in the Partnership may change significantly post-split, by law and the terms of the Partnership’s Agreement of Limited Partnership, the Partnership remains under the sole management and control of its General Partner.  For these reasons, the Board did not consider it necessary to appoint an unaffiliated representative to act solely on behalf of the unaffiliated limited partners in negotiating or preparing a report on the Reverse Split, structure the Reverse Split so that a vote of the unaffiliated limited partners is required, or expend the cash resources of the Partnership, decreasing the value to remaining limited partners, by hiring an outside financial advisor to prepare a fairness report.

The Partnership and the General Partner have not made any special provision in connection with the Reverse Split to grant limited partners access to its Partnership records or obtain counsel or appraisal services at the Partnership’s expense.  The Board of Directors of the General Partner did not consider these steps necessary to ensure the fairness of the Reverse Split, and determined that such steps would be costly and time consuming, and would not provide any meaningful additional benefits.  The Board has determined that disclosures made to limited partners pursuant to Rule 13e-3, together with the Partnership’s other public filings and the reports provided pursuant to the Partnership’s Agreement of Limited Partnership, provide adequate information to unaffiliated limited partners concerning the Reverse Split.

Other than discussion of the Board of Directors, no “negotiations” regarding the Reverse Split occurred.  The Board of Directors decided to proceed with the Reverse Split, and determined the structure and price-per-Unit to be used in connection with the Reverse Split, based solely on its belief as to the most effective, fair and efficient way to reduce the number of limited partners below 300.

In arriving at its decision to proceed with the Reverse Split, the Board of Directors considered the advantages and disadvantages of the Reverse Split and considered the feasibility of other alternative transactions as discussed in the section entitled “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON THE LIMITED PARTNERS AND THE PARTNERSHIP – Alternatives to the Reverse Split Considered,” above.  The Board did not assign specific weight to each consideration, but did place special emphasis on:  i) the opportunity for unaffiliated limited partners holding less than 20 Old Units, to sell their fractional New Units without transaction costs; ii) the significant management time and cost savings expected to be realized by the Partnership as a result of a reduction in the number of limited partner accounts below 300, and iii) the benefit of such time and costs savings to limited partners continuing to hold Units following the Reverse Split.

With regard to i) above, the Board further considered the absence of any established market for the Units and the likelihood that limited partners wishing to dispose of their Units would otherwise be unable to do so, the fact that no distributions have been made to limited partners in the past four years and the Partnership is currently prohibited by its lender from making distributions to limited partners, and the administrative burden of Unit ownership, which requires limited partners to obtain K-1s from the Partnership and report their pro-rata share of the Partnership’s gains and losses on their individual tax return, potentially requiring the filing of  returns and payment of tax in states where the limited partner would not otherwise be subject to tax reporting or payment obligations.  The Board considered that this administrative burden may be particularly disproportionate on limited partners holding less than 3.7 Old Units, valued for purposes of the Reverse Split at less than $100, who constitute the class of limited partners who will not have the opportunity to “round up” and remain limited partners following the Reverse Split.

With regard to iii) above, the Board further considered that, although the 25 limited partners holding 20 Old Units or more would not have the opportunity to sell all of their Units in connection with the Reverse Split, if they had fractional Units resulting from the Reverse Split they would have the same opportunity as smaller holders to realize the established purchase price for such fractional Units, and that the administrative burden of Unit ownership may be less disproportionate on limited partners holding more than 20 Units, valued for purposes of the Reverse Split at $540, who will be required to continue as limited partners following the Reverse Split, by virtue of the higher value of their Units.

The Partnership is offering $27.00 per Old Unit ($540.00 per New Unit) for fractional Units resulting from the Reverse Split.   In considering the price to be paid for fractional Units, the Board of Directors considered a number of factors as discussed below.  The Board of Directors believes that the Reverse Split is substantively fair to, and in the best interest of, each differently-impacted group of unaffiliated limited partners in light of these factors.  As above, the Board did not assign specific weight to each factor, but did place particular emphasis on the lack of any established market for the Units, and the fact that in the past five years the only purchases of Units have been made by SRE Clearing at the initiation of, and as an accommodation to, the selling limited partners.  Given the small size of the payments expected to be made in the Reverse Split and the limited cash resources of the Partnership, in order to retain a greater portion of the Partnership’s cash for its limited partners and to preserve the value of the Partnership, the General Partner has not retained a financial advisor or hired an investment bank to render a fairness opinion.

Recent Purchases of Units

The only transfers of Units recorded by the Limited Partnership over the past five years have been transfers resulting from the death or estate planning activities of a limited partner, which do not involve the payment of any consideration, and a limited number of purchases made by SRE Clearing at the initiation of the selling limited partner.

In considering the absence of any established market for the Units, and the lack of any sales of Units except as stated above, the Board of the Directors of the General Partner considered the price at which limited partners had recently elected to sell their Units to SRE Clearing to be a reasonable approximation of the value of the Units.  SRE Clearing is under no obligation to purchase the Units from the limited partners, and limited partners are under no obligation to sell the Units to SRE Clearing.

The Board of Directors of the General Partner has determined, in light of certain events that have affected the financial condition of the Partnership, including the sale of a substantial asset in December 2010 and its entry into a new loan facility in April 2011 which prohibits the Partnership from making distributions to limited partners, the purchase price of sales made within the prior year would be most relevant to a determination of the value of the Units today.  In the past year, SRE Clearing has purchased an aggregate of 52 Units, from 23 limited partners, all at a per-Unit price of $27.00.

Book Unit Value

The Book Unit Value of the Partnership as of June 30, 2011 was negative $269 per Unit.  Book Unit Value reflects the net carrying amount of assets and liabilities under accounting principals generally accepted in the United States after deduction for depreciation charges, divided by the number of Units outstanding.  In determining the value of the Units, the Board of Directors has given some consideration to the fact that the Book Unit Value of the Units is negative, and that a valuation based on Book Unit Value would result in the payment of no consideration in exchange for Units.

Historical Market Prices

As discussed above, there is no established market for the Units, and the only transfers for consideration over the past five years have been purchases made by SRE Clearing as an accommodation to limited partners.  The prices paid in such sales occurring within the past year are discussed under “Recent Purchases of Units” above.  The Board of Directors of the General Partner has not considered the prices of such purchases made more than one year ago in determining the value of the Units, on the basis that significant changes in the financial condition of the Partnership, including the sale of a substantial asset of the Partnership in December 2010, and the Partnership’s inability to make distributions to limited partners under the terms of its loan facility entered into in April 2011, render such prices immaterial to the value of the Units today.

The Reverse Split was Not Approved by a Vote of the Unaffiliated Limited Partners.

The Reverse Split was not structured so as to require the approval of a majority of the unaffiliated limited partners.  Pursuant to the Partnership’s Agreement of Limited Partnership, the General Partner has authority to authorize the Reverse Split.

No Representative of Unaffiliated Limited Partners was Appointed.

No unaffiliated representative has been retained by the Board of Directors of the General Partner to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Reverse Split and/or preparing a report concerning the fairness of the transaction.

The Reverse Split Was Approved by the Board of Directors of the General Partner

The Partnership is a limited partnership managed by its General Partner and has no board of directors of its own.  Pursuant to the Partnership’s Agreement of Limited Partnership and New York law, the General Partner has sole authority to manage the business of the Partnership.  The Reverse Split was approved by a unanimous vote of the Board of Directors of the General Partner, all of whom are executive officers of the General Partner and are involved in the management of the Partnership.  None of the members of the Board personally hold any Units.

Other Offers Received

 The Partnership, the General Partner and its affiliates are not aware of any firm offer made by any unaffiliated person during the last two years for the merger or consolidation of the Partnership with or into another company, or vice versa; the sale or other transfer of all or any substantial part of the assets of the Partnership; or a purchase of the Partnership’s securities that would enable the holder to exercise control of the Partnership.

REPORTS, OPINIONS AND APPRAISALS OBTAINED, AND NEGOTIATIONS WITH REPRESENTATIVES CONDUCTED, IN CONNECTION WITH THE REVERSE SPLIT

Neither the Partnership nor the General Partner has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Reverse Split, including, but not limited to: any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to limited partners or the fairness of the transaction to the Partnership or its affiliates or to limited partners who are not affiliates.

The Reverse Split was unanimously approved by the members of the Board of Directors of the General Partner, all of whom are also executive officers of the General Partner.  No unaffiliated representative has been retained by the Board to act solely on behalf of unaffiliated limited partners for purposes of negotiating the terms of the Reverse Split and/or preparing a report concerning the fairness of the transaction.

Item 2.  Subject Company Information

(a)  Name and Address.  The name of the subject company is SB Partners.  Its principal executive offices are located at 1 New Haven Avenue, Suite 207, Box 11, Milford, CT  06460.  The telephone number of its principal executive offices is (203) 283-9593.

(b)  Securities.  As of the filing date, the Partnership has [7,753] Units of limited partnership interest outstanding.

(c)  Trading market and price.  There is no established trading market for the Units.

(d)  Distributions.  No distributions have been made during the past two years with respect to the Units.  On April 29, 2011, the Partnership entered into a new loan facility with its unsecured lender, the terms of which prohibit the Partnership from making distributions to limited partners until such time as its obligations under the loan facility are paid in full.  The loan facility includes two notes in the combined principal amount of $10,069,570.   The maturity dates of the notes are July 31, 2014 and April 29, 2018, but may be extended by the Partnership until as late as July 31, 2016 and April 29, 2021, respectively, if certain conditions are met.

(e)  Prior public offerings.  The Partnership has made no underwritten public offering of Units for cash during the past three years.

(f)  Prior unit purchases.  Neither the Partnership nor the General Partner has purchased any Units during the past two years.

Item 3.  Identity and Background of Filing Persons

(a)  Name and address.  The filing persons are (i) the Partnership and (ii) SB Partners Real Estate Corporation, the Partnership’s General Partner.  The Partnership is the subject company.  Its business address and telephone number are set forth in Item 2(a) above.  The business address of the General Partner is 1251 Avenue of the Americas, New York, NY  10020 and its telephone number is (212) 408-2900.

(b)  Business background of entities.  The General Partner of the Partnership is SB Partners Real Estate Corporation, a New York corporation.   The General Partner’s sole business is the management of the Partnership.

The General Partner is controlled by its sole shareholder, Sentinel Holding Corp., a Delaware corporation (“SHC”).  The business address of SHC is 1251 Avenue of the Americas, New York, NY  10020 and its telephone number is (212) 408-2900.  The principal business of SHC is to own, operate and manage investment holdings across a range of asset classes.

Neither the General Partner nor SHC has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and background of natural persons.  The Partnership has no executive officers or directors.  The executive officers and directors of the General Partner are:

Name	Age	Position
John H. Streicker	68	President & Director
Millie C. Cassidy	65	Vice President & Director
David Weiner	75	Chief Executive Officer & Director
John H. Zoeller	51	Chief Financial Officer

The business address of each of the above individuals is c/o SB Partners Real Estate Corporation, 1251 Avenue of the Americas, New York, NY  10020.

Mr. Streicker joined the General Partner in May 1976.  He has been a Director since April 1984. He is Chairman of SHC and its parent company, The Sentinel Corporation.  Mr. Streicker is a United States citizen.

Ms. Cassidy joined the General Partner in August 1982.  She has been a Director of the General Partner since March 1988.  She is President of SHC and its parent company, The Sentinel Corporation.  Ms. Cassidy is a United States citizen.

Mr. Weiner joined the General Partner in April 1984.  He has been a Director of the General Partner since March 1988.  He is Vice Chairman of SHC and its parent company, The Sentinel Corporation.  Mr. Weiner is a United States citizen.

Mr. Zoeller joined the General Partner in 1994 and serves as its principal financial and accounting officer.  He is a certified public accountant with over 29 years of real estate related financial, accounting and reporting experience.  Mr. Zoeller is a United States citizen.

None of Mr. Streicker, Ms. Cassidy, Mr. Weiner, or Mr. Zoeller have (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction

MATERIAL TERMS OF THE REVERSE SPLIT

The Board of Directors of the General Partner (the “Board”) has authorized a 1-for-20 Reverse Split of the Partnership’s Units.  The Reverse Split will become effective as of the open of business on December 15, 2011.  At the effective time, each Old Unit outstanding as of the close of business on December 14, 2011 will be automatically converted into 1/20th of a New Unit.  No fractional Units will be issued in connection with the Reverse Split.  Fractional Units resulting from the Reverse Split will be automatically converted into the right to receive a cash payment equal to $27.00 per Old Unit, or $540 per New Unit.

No further action by the Board, or vote or consent or other action of the limited partners or any other party is required to make the Reverse Split effective.  The Board may, in its discretion, postpone the Effective Time of the Reverse Split or abandon the Reverse Split altogether if it determines that the Reverse Split is no longer in the best interests of the Partnership or its unaffiliated limited partners.

The Mechanics of the Reverse Split

Limited partners are not required to take any action in connection with the Reverse Split.  Old Units held of record as of close of business on December 14, 2011 will be automatically converted into 1/20th of a New Unit at the Effective Time, and any resulting fractional New Unit will be automatically converted into the right to receive a cash payment equal to $540 per New Unit, subject to the valid exercise of an election to “round up.”

There are no certificates evidencing the Old Units, and no certificates will be issued evidencing ownership of the New Units.  The effects of the Reverse Split will be recorded by the Partnership in the books and records of the Partnership as of the Effective Time, and the Partnership will make payment for fractional Units as soon as practical thereafter.  Payment for fractional Units will be mailed to limited partners at their last known address as reflected in Partnership’s records.  No interest will be payable on payments for fractional Units.

The "Round Up" Option

Limited partners holding more than 3.7 Old Units will have an opportunity to elect to purchase the additional incremental Old Unit interest necessary to “round up” their holdings to the next whole New Unit, subject to eligibility criteria.  The purchase price for such “round up” interests will be equal to the fair value of the Units as determined by the Board of Directors of the General Partner for purposes of the Reverse Split (i.e., $27.00 per Old Unit or $540.00 per New Unit).  Because this offer is made pursuant to an exemption from the registration requirements of the Securities Act, and in order to ensure that the purpose of reducing the number of limited partners below 300 is achieved, this election is necessarily limited to limited partners holding at least [3.7 Old Units] who are “accredited investors” as defined in Rule 501 of Regulation D under the Securities Act.  Elections must be received by the Partnership by the close of business on December 9, 2011 to be valid.  Following the Reverse Split, limited partners not submitting a timely election to “round up” accompanied by payment of the required purchase price, or whom the Partnership has determined are otherwise not eligible to “round up,” will receive a cash payment for any fractional Units resulting from the Reverse Split in an amount equal to $27.00 per Old Unit, or $540 per New Unit.  Eligible limited partners electing to purchase “round up” Unit interests will not receive any cash payment in connection with the Reverse Split.

For a discussion of the effects of the Reverse Split on the Partnership, its affiliates and unaffiliated limited partners, including the federal tax consequences of the transaction, see “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP – Effects of the Reverse Split on Limited Partners and the Partnership – Material U.S. Federal Income Tax Consequences of the Split,” above.

APPRAISAL RIGHTS

Limited partners are not entitled to appraisal rights under New York law.  To the knowledge of the Partnership and the General Partner, there are no similar rights available to limited partners who object to the Reverse Split under any applicable law.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provisions have been made by the Partnership or the General Partner in connection with the Reverse Split to grant unaffiliated security holders access to the corporate files of the Partnership or the General Partner or to obtain counsel or appraisal services at the expense of the Partnership and/or the General Partner, other than as otherwise provided under the Partnership’s Agreement of Limited Partnership.

ELIGIBILITY FOR LISTING OR TRADING

Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions.

None, except as provided below.

The Partnership has an investment management agreement with the General Partner.  Under the terms of this agreement, the General Partner is responsible for the acquisition, management and disposition of all investments, as well as performance of the day-to-day administrative operations and provision of office space for the Partnership.  For these services, the General Partner receives a management fee equal to 2% of the average amount of capital invested in real estate plus cumulative mortgage amortization payments, and 0.5% of capital not invested in real estate, as defined in the partnership agreement.  The management fee amounted to $867,583 and $826,573, respectively, for the years ended December 31, 2010 and 2009.  The management fee for the first three quarters of 2011 amounted to $566,947, and is estimated to amount to $190,000 for the fourth quarter of 2011.  In addition, the General Partner is entitled to 25% of cash distributions in excess of the annual distribution preference, as defined in the Partnership’s Agreement of Limited Partnership.  No such amounts were due for the years ended December 31, 2010 or 2009, and no such amount is expected to be due for 2011.  On April 29, 2011, the Partnership entered into a new loan facility with its unsecured lender, the terms of which require a portion of the investment management fees due to the General Partner to accrue but not be paid so long as any obligations remain outstanding under the loan.  Of the management fee incurred for the first three quarters of 2011, $169,053 was accrued and not paid.  Of the estimated management fee of $190,000 for the fourth quarter of 2011, $95,000 will accrue and $95,000 will be paid.

Certain affiliates of the General Partner oversee the management and operations of real estate properties owned by the Partnership.  Services performed by these affiliates applicable to the Partnership’s properties are billed at actual or allocated cost, or percentage of revenues.  The costs of such services are believed to be competitive with charges for similar services provided by unrelated management companies.  Fees charged by these affiliates for the first three quarters of 2011 totaled $97,743, and are estimated to total $26,737 for the fourth quarter of 2011.  Such fees totaled $195,907 in 2010 and $196,780 in 2009.

(b)  Significant corporate events.

None.

(c)  Negotiations or contacts.

Not applicable.

           (e)  Agreements involving the subject company’s securities.

None.

Item 6.  Purposes of the Transaction and Plans or Proposals

(b)  Use of securities acquired.   Fractional Units acquired by the Partnership in the Reverse Split will be used to provide fractional Units to continuing limited partners electing to “round up” or shall otherwise be retired.

(c)  Plans.  Neither the Partnership nor the General Partner is aware of any plans, proposals or negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, organization or liquidation, involving the Partnership; (ii) any purchase or sale or transfer of a material amount of the assets of the Partnership; (iii) any material change in the distribution rate or policy, or indebtedness or capitalization of the Partnership; (iv) any change in the present Board of Directors or the executive officers of the General Partner, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (v) any  material change in the Partnership’s structure or business; (vi) any class of securities of the Partnership being delisted or ceasing to be quoted in an automated quotations system; (vii) except in connection with the Reverse Split, any acquisition or disposition of the Partnership’s Units, or (viii) any change in the Partnership’s Agreement of Limited Partnership.  In connection with the Reverse Split, the Partnership intends to suspend its obligations to file reports under Section 15(d) of the Exchange Act.

The Partnership expects to conduct its business and operations after the effective date of the Reverse Split in substantially the same manner as currently conducted.  Except as described in this report with respect to the use of funds to finance the Reverse Split and related costs and the Partnership’s plans to deregister its Units under the Exchange Act, the Reverse Split is not anticipated to have a material effect upon the conduct of the Partnership’s business.  The Partnership intends, however, to continue to evaluate and review its businesses, properties, corporate structure, capitalization and other aspects of its operations in the same manner as it historically has from time to time, and to make such changes as it deems appropriate.  It also intends to continue to explore from time to time acquisitions and other business opportunities to expand or strengthen its business, as it has done in the past.  In that regard, the Partnership may review proposals or may propose the acquisition or disposition of assets or other changes in its business, corporate structure, capitalization or other changes that it then considers to be in the best interests of the continuing limited partners after the Reverse Split.

The primary purpose of the Reverse Split is to reduce the number of limited partners below 300, thereby enabling the Partnership to suspend its reporting obligations under Section 15(d) of the Exchange Act.  The Partnership plans to file a Form 15 certifying the suspension of its duty to file reports under Section 15(d) of the Exchange Act as soon as practical after the Effective Time.   Regardless of the suspension of its reporting obligations, the Partnership will continue to provide audited annual financial statements and other information required to be provided to limited partners under its Agreement of Limited Partnership.

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)  Purposes.

See “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP – Purposes of and Reasons for the Reverse Split,” above.

(b)  Alternatives.

See “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP – Alternatives to the Reverse Split Considered,” above.

(c)  Reasons.

See “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP – Purposes of and Reasons for the Reverse Split,” above.

(d)  Effects.

See “SPECIAL FACTORS – PURPOSES OF AND REASONS FOR THE REVERSE SPLIT, ALTERNATIVES CONSIDERED, AND EFFECTS OF THE REVERSE SPLIT ON LIMITED PARTNERS AND THE PARTNERSHIP – Effects of the Reverse Split on Limited Partners and the Partnership,” above.

Item 8.  Fairness of the Reverse Split

(a)   Fairness.

See “SPECIAL FACTORS – FAIRNESS OF THE REVERSE SPLIT,” above.

(b)  Approval of security holders.  The Reverse Split was not structured so as to require the approval of a majority of the limited partners.  Pursuant to the Partnership’s Agreement of Limited Partnership, the General Partner has authority to authorize the Reverse Split.

(c)  Unaffiliated representative. The Reverse Split was unanimously approved by the members of the Board of Directors of the General Partner, all of whom are also executive officers of the General Partner.  No unaffiliated representative has been retained by the Board to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Reverse Split and/or preparing a report concerning the fairness of the transaction.

(d)  Approval of directors.  The Partnership is a limited partnership managed by its General Partner and has no board of directors of its own.  All of the members of the Board of Directors of the General Partner are executive officers of the General Partner.

(e)  Other offers.  The Partnership, the General Partner and its affiliates are not aware of any firm offer made by any unaffiliated person during the last two years for the merger or consolidation of the Partnership with or into another company, or vice versa; the sale or other transfer of all or any substantial part of the assets of the Partnership; or a purchase of the Partnership’s securities that would enable the holder to exercise control of the Partnership, except as disclosed below.

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)  Report, opinion or appraisal.

See “SPECIAL FACTORS – REPORTS, OPINIONS AND APPRAISALS OBTAINED, AND NEGOTIATIONS WITH REPRESENTATIVES CONDUCTED, IN CONNECTION WITH THE REVERSE SPLIT,” above.

(b)  Preparer and summary of the report, opinion or appraisal.

Not applicable.

(c)  Availability of documents.

Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)  Source of funds.  The funds required to make payments for fractional Units, assuming all such interests are purchased by the Partnership, will be approximately $116,464.50, exclusive of the expenses incurred in connection with the Reverse Split estimated below.  The Partnership has sufficient funds on hand to make payments for fractional Units and to pay the expenses in connection with the Reverse Split.

(b)  Conditions.

None.

(c)  Expenses.  Below is a statement of all fees and expenses incurred or estimated to be incurred in connection with the Reverse Split.  The Partnership will be responsible for paying all fees and expenses.

Filing fees:                                                                    $       23.30
Legal fees and expenses:                                                     45,000.00
Printing and mailing costs:                                                   10,000.00
             TOTAL:                                                               $55,023.30

(d)  Borrowed funds.

Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)  Securities ownership.
	Old Units	Percentage of Outstanding Units	New Units	Percentage of Outstanding Units*
SB Real Estate Corporation	1.0	0.01%	1	0.24%-0.58%
SRE Clearing Services Corporation	2,721.5	35.10%	136	33.33%- 78.06%
TOTAL	2,722.5	35.11%	137	33.57% - 79.18%

* The number of New Units outstanding will depend on the number of eligible limited partners electing to “round up,” and could vary between a low of 172 (if no limited partners “round up”) and a high of 408 (if all eligible limited partners “round up”).

(b)  Securities transactions.

There have been no transactions in Units in the past 60 days.

Item 12.  The Solicitation or Recommendation

(d)  Intent to tender or vote in a going-private transaction.

The General Partner owns one Unit.  To maintain its ownership of one Unit following the Reverse Split, the General Partner will exercise its right to purchase additional Unit interests to “round up” to one New Unit.

SRE Clearing owns 2,721.5 Units.  It has stated that it will not exercise its right to “round up” its Units.

(e)  Recommendations of others.

Neither the Partnership nor the General Partner is aware of any recommendation made by any executive officer, director, affiliate or subsidiary of the Partnership or the General Partner either with regard to the Reverse Split or the exercise of any limited partner’s right to round up.

Item 13.  Financial Statements

           (a)  Financial information.

The Partnership’s audited financial statements for the years ended December 31, 2010 and 2009, contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on June 17, 2011 (the “2010 10-K”) and its unaudited balance sheets, comparative year-to-date income statements and related earnings-per-unit data, statements of cash flows, and comprehensive income required to be included in the Partnership’s Quarterly Report on Form 10-Q for the six months ended June 30, 2011, filed with the SEC on July 27, 2011, as amended by Amendment No. 1, filed with the SEC on September 2, 2011 (the “Q2 2011 10-Q”),  are hereby incorporated by reference.

The Partnership also incorporates by reference any additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act between the date of this Schedule 13e-3 and the Effective Time of the Reverse Split.

The Partnership will provide, without charge, upon the written or oral request of any limited partner, by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference, without exhibits unless such exhibits are also incorporated by reference in this Schedule 13e-3. Limited partners may obtain a copy of these documents and any amendments thereto by written request addressed to the Partnership, Attn:  John H. Zoeller, P.O. Box 647, Wilton, CT  06897.  These documents are also included in the Partnership’s SEC filings, which limited partners can access electronically at the SEC website located at http://www.sec.gov  Type in 0000087047 under CIK.

The Partnership’s ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, for the two most recent fiscal years and as of June 30, 2011:

	For the Six Months Ended June 30, 2011	For the Twelve Months Ended December 31, 2010	For the Twelve Months Ended December 31, 2009
Interest on mortgage notes and unsecured loan payable	540,957	1,078,274	1,097,164
Loss from continuing operations	(422,762)	(1,042,254)	(23,988,262)
Fixed charges to earnings ratio	-128%	-103%	-5%

The Partnership’s book value per Unit as of June 30, 2011 was $(269).

(b)  Pro forma information

The pro forma information below gives effect of the Reverse Split assuming that 4,313.5 Units are purchased at a price of $27.00 per Unit, and no limited partners elect to “round up.”  Pro forma adjustments to the pro forma consolidated balance sheet are computed as if the Reverse Split had occurred at June 30, 2011, while the pro forma consolidated statements of operations are computed as if the Reverse Split had occurred at the beginning of the related periods.

            The pro forma information is not necessarily indicative of what the Partnership’s  financial position or results of operations actually would have been if the Reverse Split had occurred as of the dates presented, or of the Partnership’s financial position or results of operations in the future.

SB PARTNERS
(A New York Limited Partnership)

CONSOLIDATED PROFORMA BALANCE SHEETS

	June 30,	Purchased
	2011	of Units	Proforma
	(Unaudited)		Unaudited)
Assets:
Investments -
Real estate, at cost
Land	$1,985,000	$-	$1,985,000
Buildings, furnishings and improvements	18,560,518	-	18,560,518
Less - accumulated depreciation	(3,190,076)	-	(3,190,076)
	17,355,442	-	17,355,442

Investment in Sentinel Omaha, LLC, net of reserve
for fair value of $8,192,961 and $4,109,076 at
June 30, 2011 and December 31, 2010, respectively	-	-	-
	17,355,442	-	17,355,442

Other Assets -
Cash and cash equivalents	278,443	(171,465)	106,979
Cash in escrow	500,000	-	500,000
Other	188,873	-	188,873

Total assets	$18,322,758	$(171,465)	$18,151,294

Liabilities:
Mortgage note and unsecured loan payable	$20,069,570	$-	$20,069,570
Accounts payable and accrued expenses	234,867	-	234,867
Tenant security deposits	106,829	-	106,829

Total liabilities	20,411,266	-	20,411,266

Partners' Deficit:
Units of partnership interest without par value;
Limited partner - 7,753 units	(2,069,803)	(171,457)	(2,241,260)
General partner - 1 unit	(18,705)	(7)	(18,712)

Total partners' deficit	(2,088,508)	(171,465)	(2,259,973)

Total liabilities and partners' deficit	$18,322,758	$(171,465)	$18,151,294

Book Value per "Old Share" (7,753) shares before repurchase	(269)

Book Value per "New Share" (173) shares after repurchase			(13,063)

SB PARTNERS
(A New York Limited Partnership)
CONSOLIDATED PROFORMA STATEMENTS OF OPERATIONS

	For the Six	For the Twelve
	Months Ended	Months Ended
	June 30, 2011	December 31, 2010
Revenues:
Base rental income	$873,093	$1,732,609
Other rental income	371,305	871,999
Interest on short-term investments and other	30,095	7,498
Total revenues	1,274,493	2,612,106

Expenses:
Real estate operating expenses	217,149	423,806
Interest on mortgage notes and unsecured loan payable	540,957	1,078,274
Depreciation and amortization	253,991	492,721
Real estate taxes	258,352	602,097
Management fees	357,727	867,583
Other	69,079	189,879
Total expenses	1,697,255	3,654,360

Loss from operations	(422,762)	(1,042,254)
Equity in net income (loss) of investment	4,083,885	(416,340)
Reserve for value of investment	(4,083,885)	416,340

Loss from continuing operations	(422,762)	(1,042,254)
Income (loss) from discontinued operations	(2,305)	465,182
Net loss on sale of investment in real estate property	0	(46,045)

Net loss	(425,067)	(623,117)
Loss allocated to general partner	(55)	(80)

Loss allocated to limited partners	$(425,012)	$(623,037)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding Before Repurchase	7,753	7,753
(Loss) earnings per unit of limited partnership interest
(basic and diluted)
Continuing operations	$(54.53)	$(134.43)
Discontinued operations	$(0.30)	$54.06
Net loss	$(54.83)	$(80.37)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding After Repurchase	173	173
(Loss) earnings per unit of limited partnership interest
(basic and diluted)
Continuing operations	$(2,443.71)	$(6,024.59)
Discontinued operations	$1.00	$54.06
Net loss	$(54.83)	$(80.37)

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

           (a)  Solicitations or recommendations.

No person has been directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the Reverse Split.

(b)  Employees and corporate assets.

The time and effort of certain financial and administrative employees of the General Partner has been and will be used by the Partnership in connection with the Reverse Split.

Item 15.  Additional Information

           (b)           Golden parachute compensation.

None.

(c)           Other material information.

Forward-Looking Statements

This Schedule 13e-3 contains forward-looking statements with respect to the impact on the Partnership of the Reverse Split and other matters. The forward-looking statements include statements regarding our intent, belief, or current expectations, as well as the assumptions on which those statements are based.  The forward-looking statements are not guarantees of future performance and occurrences and involve risks and uncertainties. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks relating to the Partnership’s ability to obtain financing for new investments or to refinance existing loan facilities, risks generally incident to the ownership and operation of real estate assets, risks relating to the relative illiquidity of real estate investments, risks relating to the economy in general, and other factors set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 and other interim reports filed from time to time with the SEC.   Actual results, events and performance may differ materially.

Other Matters

No one has been authorized to give any information or make any representation about the Reverse Split or the Partnership that differs from, or adds to, the information in this Schedule 13e-3 or in our documents that are publicly filed with the SEC.  If anyone does give limited partners different or additional information, limited partners should not rely on it.

Item 16.  Exhibits

(a)(1)           Limited partners will receive a copy of the Schedule 13e-3 as filed with the SEC.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2011                                                      SB PARTNERS

By:  SB PARTNERS REAL ESTATE CORPORATION
        its General Partner

By: /s/ David Weiner
       David Weiner, Chief Executive Officer

SB PARTNERS REAL ESTATE CORPORATION

By: /s/ David Weiner
                          David Weiner, Chief Executive Officer